UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MILLENNIUM BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

600 37B 106

(CUSIP Number)

John Owen Gwathmey, Esq.

David I. Meyers, Esq.

Troutman Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

(804) 697-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600 37B 106	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Barbara Wortley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

704,600
8 SHARED VOTING POWER

54,400*
9 SOLE DISPOSITIVE POWER

704,600
10 SHARED DISPOSITIVE POWER

54,400*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

759,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%*
14	TYPE OF REPORTING PERSON

IN
*	The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person.

CUSIP No. 600 37B 106	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Scott R. McQueen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

77,952*
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

77,952*
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,952*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%*
14	TYPE OF REPORTING PERSON

IN
*	The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person.

CUSIP No. 600 37B 106	Page 4 of 8

This Amendment No. 1 to Schedule 13D shall be deemed to be an amendment of the Schedule 13D filed by Barbara Wortley on December 4, 2006 (the “Original Schedule 13D”).

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is the Common Stock, par value $5.00 per share, (the “Common Stock”) of Millennium Bankshares Corporation, a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 1601 Washington Plaza, Reston, Virginia 20190.

Item 2. Identity and Background.

(a) This Statement is filed by Barbara Wortley and Scott R. McQueen (the “Reporting Persons”).

(b) Barbara Wortley’s business address is 456 Alexander Palm Road, Boca Raton Florida 33432. Scott R. McQueen’s business address is 431 Coconut Palm Road Boca Raton Florida 33432.

(c) Each of the Reporting Persons’ principal occupation is private investor.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

(a) Barbara Wortley acquired 704,600 of the shares of Common Stock reported herein through open market purchases totaling approximately $5,636,800 using her personal funds. An additional 54,400 shares of Common Stock are held by Liberty Lighting Pension Fund, of which Ms. Wortley’s spouse has voting and dispositive power. Ms. Wortley has borrowed against the shares of Common Stock directly owned by her on a margin basis from certain banking institutions or brokerage firms, in accordance with such banking institutions’ or brokerage firms’ customary terms and conditions. In addition to any margin loans outstanding on Ms. Wortley’s shares of Common Stock, all or part of the shares of Common Stock directly beneficially owned by her may from time-to-time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to her.

(b) The Scott R. McQueen Revocable Trust (1989) acquired 74,952 of the shares of Common Stock reported herein through open market purchases totaling approximately $655,830

CUSIP No. 600 37B 106	Page 5 of 8

using trust funds. An additional 3,000 shares are held jointly with Mr. McQueen’s minor children, which shares were acquired through open market purchases totaling approximately $27,000 using personal funds.

Item 4. Purpose of Transaction.

Each of the Reporting Persons acquired their shares of Common Stock for the purpose of investment. Each of the Reporting Persons from time to time intends to review their continuing investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and other investment opportunities. Based upon such review, each Reporting Person will take such actions in the future as such Reporting Person may deem appropriate in light of the circumstances existing from time to time. If either Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Common Stock or otherwise, then such Reporting Person may acquire shares of Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, either Reporting Person may determine to dispose of some or all of the shares of Common Stock currently owned by such Reporting Person or otherwise acquired by such Reporting Person either in the open market or in privately negotiated transactions.

In a letter, dated December 4, 2006, a copy of which is attached as Exhibit A the Original Schedule 13D, Barbara Wortley nominated herself for election to the Board of Directors of the Company in connection with the 2007 Annual Meeting. In a letter from Carroll C. Markley, President and Chief Executive Officer of the Company, dated January 11, 2006 (sic), Mr. Markley informed Ms. Wortley that the Board of Directors (the “Board”) of the Company had determined that her nomination was properly submitted to the Company, but that the Board had decided not to include her name among the slate of nominees included in the Company’s proxy statement for the 2007 Annual Meeting of Shareholders of the Company to be held on May 4, 2007. In response, Ms. Wortley sent a letter, dated January 23, 2007, a copy of which is attached as Exhibit B hereto, in which, in accordance with the Company’s Bylaws, Barbara Wortley renominated herself and nominated Scott R. McQueen (the “Nominees”) for election to the Board of Directors of the Company in connection with the 2007 Annual Meeting. On January 22, 2007, the Reporting Persons entered into a verbal, non-binding agreement to support the election of the Nominees.

Except as specifically set forth in this statement, neither of the Reporting Person has any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No. 600 37B 106	Page 6 of 8

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5. Interest in Securities of the Issuer.

(a)-(b)(i) At January 23, 2007, the aggregate number of shares of Common Stock beneficially owned by Barbara Wortley was 759,000, or approximately 8.5% of the Company’s issued and outstanding shares. Ms. Wortley has sole voting and dispositive power as to all of the 704,600 shares of Common Stock held by her and shared voting power with respect to the 54,400 shares held by Liberty Lighting Pension Fund. Ms. Wortley’s spouse has voting and dispositive power with respect to the shares held by Liberty Lighting Pension Fund. Ms. Wortley expressly disclaims beneficial ownership of any shares other than the shares owned of record by her. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities covered by this statement other than the shares owned of record by Ms. Wortley. The percentages used in this Schedule 13D are calculated based upon 8,926,291 shares of Common Stock reported by the Company to be outstanding as of October 31, 2006, in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(ii) At January 23, 2007, the aggregate number of shares of Common Stock beneficially owned by Scott R. McQueen was 77,952, or approximately 0.9% of the Company’s

CUSIP No. 600 37B 106	Page 7 of 8

issued and outstanding shares. Mr. McQueen has sole voting and dispositive power as to 74,952 of such shares of Common Stock through the Scott R. McQueen Revocable Trust (1989) and as to 3,000 shares jointly owned with his minor children, as to which he may be deemed to be the beneficial owner. Mr. McQueen expressly disclaims beneficial ownership of any shares other than the shares owned of record by him. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement other than the shares owned of record by Mr. McQueen.

The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act. As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock beneficially owned by the other Reporting Person. Collectively, the Reporting Persons beneficially own 836,952, representing 9.4% of all the issued and outstanding shares of Common Stock.

(c) Except as set forth on Exhibit A hereto, neither of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the oral agreement identified in Item 4 above, the Reporting Persons do not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Common Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
A.	List of the transactions in the Company’s Common Stock that were effected by the Reporting Persons during the past 60 days.

B.	Letter from Barbara Wortley to the Company, dated January 23, 2007.

C.	Joint Filing Agreement between Barbara Wortley and Scott R. McQueen, dated January 23, 2007.

CUSIP No. 600 37B 106	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2007

/s/ Barbara Wortley
Barbara Wortley

/s/ Scott R. McQueen
Scott R. McQueen

EXHIBIT A

Transactions Effected by Scott R. McQueen Revocable Trust (1989)

Date of transaction	Amount of securities Bought/(Sold)	Price per share (excluding commissions)	Where and how the transaction was effected
11/28/2006	2,000	$9.00	*
11/30/2006	400	$9.00	*
12/01/2006	600	$9.00	*
12/04/2006	2,000	$9.00	*
12/06/2006	2,000	$9.00	*

*	All purchases were effected through open market or privately negotiated transactions.

EXHIBIT B

Barbara Wortley

456 Alexander Palm Road

Boca Raton Florida 33432

January 23, 2007

CERTIFIED MAIL RETURN RECEIPT

REQUESTED AND OVERNIGHT DELIVERY

Mr. Carroll C. Markley

President and Chief Executive Officer

Millennium Bankshares Corporation

1601 Washington Plaza

Reston, Virginia 20190

Re: Notification of Nomination of Director

Dear Mr. Markley:

I was disappointed to receive your letter, dated January 11, 2006 (sic), in which you stated that the Board of Directors (the “Board”) of Millennium Bankshares Corporation (the “Company”) had determined that my nomination was properly submitted to the Company but that the Board had decided not to include my name among the slate of nominees included in the Company’s proxy statement for the 2007 Annual Meeting of Shareholders of the Company to be held on May 4, 2007. For your convenience, a copy of your letter is attached. I respectfully ask the Board to reconsider its decision. If I am not included in the slate of nominees proposed by the Board, then I intend to initiate a proxy solicitation to have Scott R. McQueen and myself elected to the Board. I hereby resubmit my notification nominating myself and in addition also nominate Scott R. McQueen to be elected to the Board of Directors of the Company at the 2007 Annual Meeting.

This notification is being provided to you pursuant to Section 1 of Article II of the Company’s Bylaws.1 I am the direct beneficial owner of 704,600 shares of the Company’s common stock, par value $5.00 per share (the “Common Stock”), which shares I have held for at least one year. In addition, I may be deemed the beneficial owner of an additional 54,400 shares of Common Stock owned by Liberty Lighting Pension Fund pursuant to which my spouse has voting power. I expressly disclaim beneficial ownership of these 54,400 shares. By the fact of the submission of this notification of nomination, it is my understanding the Company is now obligated under the federal securities laws to obtain pre-approval by the United States Securities and Exchange Commission of its proxy materials and to identify my nominees in the Company’s 2007 Proxy Statement.

[1]	Please note that while the Company’s 2006 Proxy Statement states that proposals must be received before December 4, 2006 to be included in the Company’s 2007 Proxy Statement, the Company’s Bylaws provide that nominations must be received by the Company not less than 90 days nor more than 120 days prior to the date of the scheduled annual meeting. For this year that means that nominations must be received no earlier than January 4, 2007 and no later than February 3, 2007.

Mr. Carroll C. Markley

January 23, 2007

I hereby notify the Company pursuant to Section 1 of Article II of the Company’s Bylaws that I renominate myself and nominate Scott R. McQueen for election to the Board of Directors of the Company at the 2007 Annual Meeting of Shareholders of the Company. Enclosed is each of our written consents to be named on the proxy statement and to serve as a director of the Company if elected. Pursuant to the Company’s Bylaws both nominee names must be included on the official ballot for the 2007 Annual Meeting.

Set forth below is certain information for each nominee, including that required by Section 1 of Article II of the Company’s Bylaws. The information set forth below responds fully to all of the requirements of Section 1 of such Article II.

(i)	As to the proposed nominees:

A.	Name and Address

1.	Barbara Wortley, Age 57

456 Alexander Palm Road

Boca Raton Florida 33432

2.	Scott R. McQueen, Age 60

431 Coconut Palm Road

Boca Raton Florida 33432

B.	Principal Occupation or Employment

1.	Barbara Wortley, Private investor.

2.	Scott R. McQueen, Private investor.

C.	Number of Shares to be Voted for each Proposed Nominee

To my knowledge, the total number of shares of the Common Stock to be voted for the each of the proposed nominees is 836,952, which consists of 704,600 shares directly owned by me, 54,400 owned by Liberty Lighting Pension Fund, pursuant to which my spouse has voting power, and 74,952 shares owned by the Scott R. McQueen Revocable Trust (1989) and 3,000 shares owned jointly by Mr. McQueen and his minor children, pursuant to which Mr. McQueen has sole voting power. I expressly disclaim beneficial ownership of the 54,400 shares owned by Liberty Lighting Pension Fund, and Mr. McQueen expressly disclaims beneficial ownership of the 3,000 shares owned by his minor children.

(ii)	As to the Nominating Shareholder:

A.	Name and Record Address

Barbara Wortley, Age 57

456 Alexander Palm Road

Boca Raton, Florida 33432

Mr. Carroll C. Markley

January 23, 2007

B.	Number of Shares Owned

704,600 shares of Common Stock directly beneficially owned

54,400 shares of Common Stock owned by Liberty Lighting Pension Fund,

pursuant to which my spouse has voting power.

I would be happy to discuss my and Mr. McQueen’s nomination with you or any member of the Board of Directors of the Company.

Very truly yours,

/s/ Barbara Wortley
Barbara Wortley

Millennium

Bankshares

Corporation

January 11, 2006

Via DHL Express Mail

Ms. Barbara Wortley

456 Alexander Palm Road

Boca Raton, Florida 33432

Re: Notification of Valid Director Nomination

Dear Ms. Wortley:

Pursuant to Section 1.9(b) of the Bylaws of Millennium Bankshares Corporation, you are hereby notified that your nomination of yourself as a candidate for election as a director at the 2007 Annual Meeting of Shareholders of this company has been reviewed by the Nominating and Governance Committee of the Board of Directors and deemed to be a valid nomination.

In general, a valid nomination would mean that the Board of Directors would nominate you for election and your name would be included in the company’s proxy materials. However, this year is an exceptional year for this company. Under an Agreement by and among Millennium Bankshares Corporation and Hot Creek Capital, L.L.C., Hot Creek Investors L.P., David M. W. Harvey, Joseph Paulini and Charles Dean (collectively, the “Hot Creek Group”), the Hot Creek Group has the right to submit two nominees for election this year. Thus, we already have four candidates for election as Class B directors. In addition, our Agreement with the Hot Creek Group precludes us from increasing the number of directors serving on our Board to more than 10 this year and through 2010. The Committee will present two incumbent directors, one of whom is currently the Chairman of the Board and the other is Vice Chairman of the Board, and two nominees chosen by the Hot Creek Group as the slate of nominees for election this year. For these reasons, we regret that we will be unable to include your name in the proposed Board-approved nominees for this year.

You may wish to consult your attorneys for additional information about your right to run for election as a director of this company.

Thank you for your outstanding investment in our company.

Very truly yours,

Carroll C. Markley
President and Chief Executive Officer

CONSENT OF PROPOSED NOMINEE

I, Barbara Wortley, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2007 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve as a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

/s/ Barbara Wortley
Barbara Wortley

Dated: January 23, 2007

CONSENT OF PROPOSED NOMINEE

I, Scott R. McQueen, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2007 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve as a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

/s/ Scott R. McQueen
Scott R. McQueen

Dated: January 23, 2007

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, par value $5.00 per share, of Millennium Bankshares Corporation, a Virginia corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

/s/ Barbara Wortley
January 23, 2007	Barbara Wortley

/s/ Scott R. McQueen
January 23, 2007	Scott R. McQueen